June 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Kim

Stephen Krikorian

Matthew Crispino

Larry Spirgel

Re:	Urgent.ly Inc.

Registration Statement on Form S-4

Filed May 15, 2023

File No. 333-271937

Ladies and Gentlemen:

On behalf of our client, Urgent.ly Inc. (the “Company” or “Urgently”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 1, 2023 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are also providing, under separate cover, a marked copy of Amendment No. 1 to show all changes from the version filed on May 15, 2023.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Balance Sheet, page 189

1.

The cash and cash equivalents of $140,297K for Otonomo on the Unaudited Pro Forma Condensed Balance Sheet should reconcile to the cash and cash equivalents of $22,448K as presented on your Consolidated Balance Sheet of Otonomo on page F-39. This comment also applies to the pro forma purchase price allocation table that list cash acquired as $140,643K. Please revise.

Securities and Exchange Commission

June 22, 2023

The Company respectfully advises the Staff that Amendment No. 1 has been updated to reflect the most recent quarterly financial statements, including the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, and therefore the amounts referenced in the Staff’s comment pertaining to the year ended December 31, 2022 are no longer presented in the Registration Statement. The Company confirms to the Staff that cash and cash equivalents for Otonomo in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023 on page 193 of Amendment No. 1 reconciles to cash and cash equivalents of $23,102K in Otonomo’s Interim Unaudited Condensed Consolidated Balance Sheet as of March 31, 2023 on page F-88 of Amendment No. 1. The Company also confirms that cash and cash equivalents in the pro forma purchase price allocation on page 198 of Amendment No. 1 reconciles to cash and cash equivalents of $23,102K in Otonomo’s Interim Unaudited Condensed Consolidated Balance Sheet as of March 31, 2023 on page F-88 of Amendment No. 1.

Note 2: Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation, page 191

2.

You disclose that the Urgently common stock price as of December 31, 2022 was calculated by an independent valuation specialist. Please tell us what consideration you gave to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Act Sections updated on November 13, 2020.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 196-197 of Amendment No. 1 to make clear that Urgently’s management was responsible for determining the Urgently common stock price as of December 31, 2022 and March 31, 2023 used in the Unaudited Pro Forma Condensed Combined Financial Information section of the Registration Statement. The Company did not engage an independent valuation specialist for purposes of evaluating the fair market value of its common stock in the context of the Merger. In making its assessment of the value of the Company’s common stock with respect to the Merger, management evaluated a number of factors, including the third-party valuation report it obtained in the ordinary course to perform an appraisal in compliance with the valuation standards described in Section 409A of the Internal Revenue Code of 1986, as amended. This independent valuation specialist has provided a valuation assessment on a quarterly basis to the Company primarily for the separate purpose of determining the fair market value of the Company’s common stock in connection with granting equity awards to employees and service providers as a private company. Though not commissioned for purposes of assessing the value of the Company’s common stock in the context of the Merger, management did take it into consideration as the only third party valuation of the Company’s common stock otherwise available.

The Company reviewed the Commission’s guidance relating to disclosures on the use of experts as stated in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, and does not believe it is required to “expertise” or seek a written consent from the third party valuation specialist. Though the Company does provide the common stock price calculated by the third party valuation specialist and attributes it to such third party, it does so not in exclusive reliance on such report, valuation or opinion, but in order to properly disclose the considerations on which management based its evaluation of the fair market value of the Company’s common stock. The Company has not summarized or included the valuation firm’s report in the registration statement, and the third-party valuation specialist did not prepare or certify any part of the registration statement or prepare or certify a report or valuation for use

Securities and Exchange Commission

June 22, 2023

in connection with the registration statement. Instead the valuation specialist was engaged for other purposes, so though the specialist is referenced in the registration statement, the Company does not intend to make such report “expertised” disclosure for purposes of Securities Act Section 11(a). Accordingly, the Company respectfully submits that the Company is not required to disclose the name of the third-party valuation specialist and no consent should be required because the Company does not deem the third-party valuation specialist an “expert” as defined under Section 11(a) of the Securities Act and Rule 436(b) of Regulation C.

Preliminary Purchase Price Allocation, page 192

3.

Your preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Otonomo based on Otonomo’s audited consolidated balance sheet as of December 31, 2022 resulted in a shortfall recorded to bargain purchase gain. Tell us how you determined the fair value of the assets acquired and the liabilities assumed in your purchase price allocation. We refer you to ASC 805-30-25-4, 805-30-30-5, and 30-6. Clarify how you estimated the fair value of identifiable intangible assets of Otonomo. That is, tell us how you considered that Otonomo fully impaired their intangible assets as of December 31, 2022 and recorded them at zero fair value. In addition, tell us and disclose how you were able to establish that the seller agreed to accept less than fair value and how you have appropriately recognized all of the assets and liabilities acquired. Refer to ASC 805-30-50-1(f)(2).

Determination of the Fair Value of the Assets Acquired and the Liabilities Assumed

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Merger is structured as an acquisition by the Company of 100% of the common stock of Otonomo pursuant to the Merger Agreement. For book purposes and in accordance with the guidance under ASC 805 Business Combinations, Company management prepared a preliminary allocation of the estimated merger consideration to the fair value of identified assets and liabilities acquired, including certain identifiable intangible assets (customer contracts and software). The fair value measurements are based on management’s estimates, using significant inputs not observable in the market and thus represent Level 3 measurements as defined in ASC 820, Fair Value Measurement. In making these assumptions, management considered all available information as of December 31, 2022 and March 31, 2023, inclusive of Otonomo’s audited financial statements for the year ended December 31, 2022 and Otonomo’s unaudited interim financial statements for the three months ended March 31, 2023.

The Company is purchasing 100% of Otonomo’s outstanding common stock under unique circumstances. The fair value of identifiable assets to be acquired, net of liabilities to be assumed, exceed the fair value of the consideration to be transferred. The result is a pro forma bargain purchase gain which represents management’s best estimate of the economic effect of the transaction based on all information available to us as of the filing of the Registration Statement. As a result of the bargain purchase gain determination, the Company reassessed the recognition and measurement of identifiable assets to be acquired and liabilities to be assumed and concluded that all assets to be acquired and liabilities to be assumed were properly identified and that the valuation procedures and resulting measures were appropriate.

Securities and Exchange Commission

June 22, 2023

In performing its reassessment, the Company determined:

•	There are no known contingencies that could prohibit recognition of all assets acquired as of the pro forma date.

•

There are no aspects of the Merger that need to be accounted for separately from the Merger, inclusive of preexisting relationships that would be settled as a result of the Merger, or other transactions entered into or anticipated to occur near the same time as the Merger that would primarily benefit the combined Company.

•

The Company has also concluded that compensation related liabilities have been appropriately recognized in Otonomo’s financial statements for the year ended December 31, 2022 and the three months ended March 31, 2023. Company management believes that Otonomo is in compliance with all applicable Labor Laws and employee matters, in all material respects.

•

Based on all available information existing as of December 31, 2022 and March 31, 2023, the Company is not aware of any preacquisition contingencies of Otonomo that the Company would need to measure or recognize in acquisition accounting.

•

In connection with the Company’s assessment of the transaction during the due diligence process, management believes the net carrying value of identified assets, excluding intangible assets, and liabilities approximates fair value. Property, plant and equipment consists of computer equipment, software and office furniture and equipment. The Company believes the carrying value of acquired property, plant and equipment approximates its replacement value based on what a market participant would be willing to pay for such equipment, adjusted for depreciation and obsolescence. Consequently, no further adjustments were made to the majority of the identified assets and liabilities in the purchase price allocation.

•

Otonomo is a lessee under operating leases for its headquarters in Israel and for its operations in Sheffield, UK. In accordance with ASC 805-20-34, for leases in which the acquiree is a lessee, the Company would measure the lease liability at the present value of the remaining lease payments, as if the acquired leases were new leases the Company entered into at the acquisition date. The Company determined that fair value of the lease liability on each of December 31, 2022 and March 31, 2023, represents the present value of the remaining minimum payments under the leases, at that date and that the right-of-use asset reflects such value in addition to immaterial adjustments related to lease payments made to the lessor at the commencement of the lease agreements. The Company also determined no adjustments to reflect favorable and unfavorable terms of the leases in relation to market terms, were necessary.

Securities and Exchange Commission

June 22, 2023

•

The fair value of the intangible assets was estimated by Company management. Two valuation approaches were used, the income approach to estimate the fair value of customer contracts at approximately $3 million, and the cost approach to estimate the fair value of approximately $15 million for the software platforms being acquired. Under these approaches the key inputs and assumptions for the valuation of the intangible assets include management’s best estimates at the current time. The most significant input includes management estimate of time and labor to build the software platforms being acquired.

•

The Company determined the estimated consideration to be transferred as a result of the Merger was approximately $61.5 million and $91.4 million based on the assumptions outlined in the pro forma disclosure as of December 31, 2022 and March 31, 2023, respectively. The Company estimated the fair value of the consideration by using the latest available Section 409A valuation of the Company’s common stock price as of December 31, 2022 and March 31, 2023.

Estimate of the Fair Value of Identifiable Assets

Otonomo reported in its financial statements as of December 31, 2022, which are included in the Registration Statement, and in particular, in the section titled “Otonomo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 244 of Amendment No. 1 and in Note 7— Goodwill and Intangible Assets, net to Otonomo’s Consolidated Financial Statements on page F-75 of Amendment No. 1, that during 2022, Otonomo performed an impairment assessment of its goodwill and intangible assets resulting from the acquisitions of Neura and The Floow. In accordance with the guidance in “ASC 350 Intangibles- Goodwill and Other” Otonomo determined that the significant decline in the share price of Otonomo’s ordinary shares, the decrease in Otonomo’s market capitalization and the lower than expected growth rate in each of Otonomo’s two reporting units, were considered as indicators of potential impairment. Accordingly, Otonomo performed an impairment analysis with updated assumptions for revenue growth, operating profit margin and cash flow projections. As a result of the analysis, Otonomo recorded impairment charges for the year ended December 31, 2022 of $49.7 million to goodwill and $22.4 million to intangible assets, thereby fully writing-off the entire goodwill and net intangible asset balances as of the date of the analysis.

Although the Company acknowledges the impairment analysis completed by Otonomo resulted in the full write-off of its acquired intangible asset values, which was mostly due to the significant decline in the share price and market capitalization, as a part of the Company’s due diligence and preliminary purchase price allocation assessment, the Company identified value in those same assets. Management from both parties expect the merger to combine differentiated and synergistic technology portfolios encompassing advanced data processing and analytics, connected insurance, mobility assistance network management and service delivery. Accordingly, Company management believes this requires an asset value write-up within the pro forma disclosures, deemed reasonable given the facts and circumstances of the Merger. The Company has revised the disclosure on page 197 of Amendment No. 1 to state that, upon completion of the Merger, the Company will engage a third-party valuation specialist to assist in the final determination of purchase price allocation.

Establishment of Acceptance of Less than Fair Value

As discussed above, the Company’s reassessment of the recognition and measurement of identifiable assets to be acquired and liabilities to be assumed, resulted in the Company recognizing a bargain purchase gain. For the last three years, Otonomo has reported consistent operating and net losses. The Company believes that these losses and an accumulated deficit of $232.1 million as of December 31,

Securities and Exchange Commission

June 22, 2023

2022, reflect the investments that Otonomo made to grow its business. From Otonomo’s inception through the year ended December 31, 2020, Otonomo financed its operations primarily through proceeds received from sales of equity securities. For the years ended December 31, 2022, and 2021, Otonomo’s principal source of liquidity was the $224 million of net proceeds received from a prior business combination.

As a stand-alone entity, Otonomo has disclosed that it expects to have significant operating expenses in the future to further support and grow its business. Otonomo operates in a market that is relatively new and unproven and is subject to a number of significant risks and uncertainties. During the fourth quarter of 2021, the share price of Otonomo’s ordinary shares declined due, in part, to macroeconomic factors and Otonomo’s financial and operating performance compared to market expectations. As a result, the Otonomo Board of Directors authorized Otonomo’s management to explore potential strategic transactions, including a sale of the Otonomo business.

As noted above, management from both parties expect the merger to combine differentiated and synergistic technology portfolios and that the merger will create meaningful cross-selling revenue opportunities and cost savings.

The Company considered the guidance in ASC 820-10-35-54I and in particular item c. and concluded that the Merger was not orderly as defined in ASC 820, and that it was appropriate to recognize a pro forma bargain purchase gain since the fair value of identifiable assets acquired, and liabilities assumed exceeded the fair value of the consideration transferred.

Note 3: Transaction Accounting Adjustments for Condensed Combined Balance Sheet, page 193

4.

You disclose adjustments to remove Urgently’s long-term debt, derivative liability, warrant liability, and redeemable convertible preferred stock due to the expected conversion of convertible notes (and the corresponding derivative liability) and the exchange of the outstanding warrants, and preferred stock into common stock immediately before the Merger. Please confirm whether these adjustments are a result of provisions in the merger agreement and expand your disclosure to discuss the terms of such conversion. In this regard, in order to present the pro forma impact of this conversion, it must comply with Article 11 of Regulation S-X. We refer you to Rule 11-02(a)(6)(i) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and confirms that these adjustments are related to the Merger and the anticipated completion of the Merger and the public listing of the Company in connection therewith, but are not a direct result of provisions in the Merger Agreement. Certain of the Company’s outstanding convertible notes are convertible to common shares pursuant to their terms in connection with the transactions contemplated in connection with the Merger. The Company sought and is in the process of obtaining consent from the holders of its outstanding convertible notes that are not automatically convertible to amend such convertible notes to provide for their conversion to common stock in connection with the transactions contemplated in connection with the Merger. Similarly, certain outstanding warrants are automatically exercisable pursuant to their terms in connection with the

Securities and Exchange Commission

June 22, 2023

transactions contemplated in connection with the Merger. In connection with the signing of the Merger Agreement, the Company sought and obtained consents from the holders of its outstanding redeemable convertible preferred stock to convert such shares into common stock in connection with and contingent upon the closing of the Merger. The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on page 199 of Amendment No. 1 to further describe the terms of such conversion.

Urgently’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 209

5.

You disclose that the number of dispatches has increased over time as you have added new Customer Partners, retained and expanded usage by existing Customer Partners and expanded complimentary product offerings. Please tell us what consideration was given in quantifying and discussing operating metrics or other key performance indicators related to renewal or retention rates and the number of new and existing Customer Partners at the end of each period presented. To the extent material, discuss any known trends related to these measures. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the key business metrics disclosed in Amendment No. 1 under the section “Urgently’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” are the key metrics that are material and meaningful for investors’ understanding of the Company’s business. The Company’s view is based on its review of the key business drivers considered by management to evaluate its business, measure its performance, identify trends affecting its business, formulate financial projections and make strategic decisions.

Management primarily measures the performance of the business by reviewing the number of dispatches, which drives revenue, rather than individual customer contract renewal or Customer Partner retention rates. As disclosed on page 206 of Amendment No 1, the Company typically enters into multi-year, non-exclusive contracts with its Customer Partners to provide mobility assistance and data on a per-service request basis. These contracts do not generally include guaranteed volume or revenue achievement during the term of the contract. As a result, the Company recognizes different levels of revenue contribution from each Customer Partner in a given period depending upon the volume of service requests received, the solutions included in the contract and the agreed upon rates for such solutions. The Company therefore believes that providing metrics related to renewal or retention rates would not provide meaningful insights into the Company’s results of operations as that is not directly correlated to revenue received from such Customer Partners.

In the sections entitled “Urgently’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Three Months Ended March 31, 2022 and 2023—Revenue” on page 219 of Amendment No. 1 and “Urgently’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Years Ended December 31, 2021 and 2022—Revenue” on page 222 of Amendment No. 1, the Company discloses the net revenue contribution (within that period) from new Customer Partner contracts and existing Customer Partner contracts. The Company expects to continue to provide this information on a period-by-period basis. The Company is not aware of any known trends that have not otherwise been disclosed in Amendment No. 1.

Securities and Exchange Commission

June 22, 2023

The Company supplementally advises the Staff that the Company does not consider the number of new and existing Customer Partners at the end of any one period, on a standalone basis, to be a key indicator of the Company’s operating performance. The Company has disclosed the precise number of Customer Partners as of December 31, 2022 on page 212 of Amendment No. 1 in response to the Staff’s earlier request. As a result, while the Company monitors the numbers of new and existing Customer Partners, these numbers are not focused on by management on a regular basis in evaluating its current business performance or predicting its future business performance.

The Company respectfully submits to the Staff that as its business develops, the Company expects to periodically review the advisability of disclosing additional operating metrics or key performance indicators, and in future filings to the extent appropriate it will disclose additional information that it believes would be material and meaningful to an investors’ understanding of the Company’s business, including known trends.

Notes to Consolidated Financial Statements

Revenue recognition, page F-12

6.

We have reviewed your response to comment 15. Please revise to disclose that your revenue Full-service outsourcing RAS-flat rate and Full-service outsourcing RAS-claim cost pass-through are recognized over time.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 216, 231 and F-45 of Amendment No. 1.

*    *    *

Please direct any questions with respect to this letter and the responses set forth above to me at (650) 320-4597 or mbaudler@wsgr.com. We thank you for your consideration of our responses.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark B. Baudler
Mark B. Baudler

Securities and Exchange Commission

June 22, 2023

cc:	Matthew Booth, Urgent.ly Inc.

Timothy Huffmyer, Urgent.ly Inc.

Robert O’Connor, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

John M. Greer, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Amir Raz, Gross & Co.

Perry Wildes, Gross & Co.

Ran Hai, Herzog Fox & Neeman

Nir Dash, Herzog Fox & Neeman

Natan Wiesenberg, Herzog Fox & Neeman

Benjamin Volkow, Otonomo Technologies Ltd.